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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14045826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

SEC FILE NUMBER
8-49104

* AB 3/11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
FCG Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Main Street
(No. and Street)

Chatham	NJ	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven O. Meglio — 973-635-7374 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 3/24/14

OATH OR AFFIRMATION

I, Steven O. Meglio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCG Advisors, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FCG Advisors, LLC
Financial Statements
December 31, 2013

FCG Advisors, LLC
TABLE OF CONTENTS
December 31, 2013

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
FCG Advisors, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of FCG Advisors, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FCG Advisors, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 26, 2014

FCG Advisors, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	465,499
Receivable from clearing broker		145,678
Deposit with clearing broker		100,000
Securities owned, at value		
Equities		29,894
Fees and other receivables		41,700
Due from affiliate		40,836
Prepaid expenses		42,708
Total assets	$	866,315
Liabilities and Members' Equity		
Liabilities		
Commissions payable and accrued expenses	$	185,914
Payroll and related payables		37,832
Total liabilities		223,746
Members' Equity		642,569
	$	866,315

The accompanying notes are an integral part of these financial statements.

---

1. Nature of Operations

FCG Advisors, LLC (the "Company") is a broker-dealer located in Chatham, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor with SEC. Its business is primarily comprised of agency commission transactions, riskless principal transactions, underwriting and investment advisory services. The Company, like other broker dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

During the year ended December 31, 2013 the Company's members established an affiliated entity that is registered as an investment advisor with the SEC. The Company transferred a majority of its existing investment advisory business to that entity. The Company remains registered as an investment advisor with the SEC.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Cash and Cash Equivalents - The Company considers money market accounts to be cash equivalents.

Fee Revenues - Fee revenues are recognized based on the terms of the related contracts and financial information received by management reflecting the performance of the fund managers.

Equipment - Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the declining-balance method over 5-7 years for furniture and fixtures and 5 years for computer and office equipment.

Securities Transactions - Securities transactions and the related income and expenses are recorded on a settlement date basis which is not materially different than trade date.

Investment Advisory Income - Investment advisory fees are received quarterly but are recognized, as earned, on a pro rata basis over the term of the contract.

Income Taxes - The Company is treated as a Sub Chapter "S" entity for federal and state income tax purposes and therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2012 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2009.

Fees Receivable -The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. There was no allowance for doubtful accounts as of December 31, 2013.

2. Summary of Significant Accounting Policies (Continued)

Investment banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructure advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Common and preferred equity securities are valued at the closing price reported on the active market on which the individual securities are traded. Fair values for municipal securities and corporate debt securities are obtained from a third party pricing service and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2013:

	Level 1	Level 2	Level 3
Securities owned:			
Money market funds*	$ 458,534	$ -	$ -
Equities	29,894	-	-
	$ 488,428	$	$

*included in cash and cash equivalents

2. Summary of Significant Accounting Policies (Continued)

The Company did not hold any level 3 instruments during the year ended December 31, 2013. There were no transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 26, 2014 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Equipment

Details of equipment at December 31, 2013 are as follows:

Furniture, fixtures and equipment	$	165,444
Less accumulated depreciation		(165,444)
	$	-

4. Deposit with clearing broker

The Company maintains a clearing agreement with National Financial Services LLC. Under the terms of the agreement the Company maintains a clearing deposit of $100,000.

5. Commitment

The Company is obligated under an office lease expiring in May, 2021. In addition to base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts.

The following is a schedule by years of future minimum lease payments under operating leases:

Year		Offices
2014	$	329,749
2015		334,940
2016		334,940
2017		342,143
2018		342,143
2018 and thereafter		869,339

6. Retirement plan

The Company has a retirement plan ("the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 15% of the employee's salary, subject to Internal Revenue Code Limitations. In addition, the Company can elect to make discretionary contributions to the Plan.

7. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 the Company had net capital of $502,928 which was $402,928 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.44 to 1.

8. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii), all customer transactions are cleared through National Financial Services LLC.

9. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. All of the Company's securities transactions and the receivable from the clearing broker are pursuant to this clearance agreement.